Exhibit 99.1

PRESS RELEASE	DECEMBER 7, 2010

AEGON to detail progress in execution of strategy at investor conference

•	Sharpened focus on core activities and capturing efficiencies in US

•	Integration of Asian businesses under leadership of new CEO AEGON Asia, Douglas Henck

AEGON CEO Alex Wynaendts will today outline the actions being taken in the United States and Asia to sharpen its focus and capture additional operational and cost efficiencies to strengthen the company’s position in its core businesses: life insurance, pensions and asset management. Mr. Wynaendts and other senior management are hosting AEGON’s annual Analyst & Investor Conference today and tomorrow in New York City.

A main focus of the conference will be the actions underway in the US to increase market share in the Life and Protection segment; implement a business shift to more fee-based products in the Individual Savings and Retirement markets; and pursue the growth opportunities in the Employee Solutions and Pensions segments. Mark Mullin, a member of the Management Board and CEO of AEGON Americas, will also cover recent actions to wind-down the company’s activities in the executive non-qualified benefit plan and related Bank-Owned and Corporate-Owned Life Insurance markets in the United States, as well as consolidate operations to improve efficiencies across the organization.

AEGON also announces a new organizational structure for its operations in Asia under the leadership of a newly-established CEO position for Asia. Douglas Henck, who has held a number of senior management positions in the insurance sector over the past twenty-five years, mostly in Asia, has been appointed as AEGON’s CEO of AEGON Asia. Whereas a number of AEGON’s businesses in Asia have been managed from the US, under the new structure all Asian based insurance businesses will be managed as one regional division headquartered in Hong Kong. The aim is to leverage product and distribution expertise, capture efficiencies, and pursue organic growth of AEGON’s franchise in Asia. The integration, which will be carried out during 2011, is in line with AEGON’s strategy to achieve a greater geographical balance in favor of those regions and markets that offer higher growth and returns in the longer-term.

“We are making solid progress towards our ambition of securing a leadership position for AEGON in all of our chosen markets in the coming five years,” said CEO Alex Wynaendts. “The steps we are taking are aimed at sharpening our focus on the clear opportunities for our core business, implementing significant cost efficiencies in the United States, Europe and in Asia for the benefit of our customers, business partners and shareholders. This is a unique time for our business given the trends in almost every market which make clear the increasing need for individuals to take responsibility for their long-term financial security. We are determined to make the most of the significant opportunities from a position of strength, operational excellence and recognized expertise.”

The company will provide further details later today during AEGON’s Analyst & Investor Conference in New York City, webcast live at 5 pm EST and accessible at www.aegon.com.

Biography

Douglas Henck

•	CEO AEGON Asia

•	Appointed: January 1, 2011

•	Nationality: US citizen

Douglas Henck has spent over 25 years in international insurance, with a specific focus on Asia.

Educated in the US, he began his career at Aetna, Inc. in 1974. His last position at Aetna was Senior Vice President, Aetna International, Inc. responsible for the operations in Asia.

Mr. Henck moved to AIG as Senior Vice President of the AIG Life Division based in Hong Kong in 1997, where he had numerous responsibilities in Asia and globally.

Continuing in Hong Kong, Mr. Henck was named President of Sun Life Financial Asia in 2000, where he remained until 2005.

From 2005 to 2009, Mr. Henck was based in Haifa, Israel, where he served as Chief Financial Officer at the Bahá’í World Center, the global administrative headquarters of the Bahá’í Faith.

Douglas Henck currently serves as Vice Chairman of the Asian Corporate Governance Association, a position he has held since 2001.

Education:

Rensselaer Polytechnic Institute of New York, B.S. Mathematics (1974)

Fellow of the Society of Actuaries (1978)

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Third quarter 2010	Full year 2009
Underlying earnings before tax	473 million	1.2 billion
New life sales	527 million	2.1 billion
Gross deposits (excl. run-off)	9.4 billion	28 billion
Revenue generating investments (end of period)	405 billion	363 billion